UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . . . .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------------
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1. Investment Company Act File Number:        Date examination
completed:

811-03364                                     July 15, 2011

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Maxim Series Fund, Inc.
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4. Address of principal executive office
(number,street,city,state,zip code):

8518 E. Orchard Road, Greenwood Village, Colorado 80111








July 15, 2011

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated July 15, 2011, on our examination of the investment portfolio of the following portfolios of the Maxim Series Fund, Inc. as of the close of business on December 31, 2010.
Maxim Stock Index Portfolio
Maxim Index 600 Portfolio
Maxim S&P 500 Index Portfolio
Maxim Aggressive Profile I Portfolio
Maxim Conservative Profile I Portfolio
Maxim Moderate Profile I Portfolio
Maxim Moderately Aggressive Profile I Portfolio
Maxim Moderately Conservative Profile I Portfolio
Maxim Aggressive Profile II Portfolio
Maxim Conservative Profile II Portfolio
Maxim Moderate Profile II Portfolio
Maxim Moderately Aggressive Profile II Portfolio
Maxim Moderately Conservative Profile II Portfolio
Maxim SecureFoundationSM Balanced Portfolio
Maxim SecureFoundationSM Lifetime 2015 Portfolio
Maxim SecureFoundationSM Lifetime 2025 Portfolio
Maxim SecureFoundationSM Lifetime 2035 Portfolio
Maxim SecureFoundationSM Lifetime 2045 Portfolio
Maxim SecureFoundationSM Lifetime 2055 Portfolio
Maxim Lifetime 2015 Portfolio I
Maxim Lifetime 2015 Portfolio II
Maxim Lifetime 2015 Portfolio III
Maxim Lifetime 2025 Portfolio I
Maxim Lifetime 2025 Portfolio II
Maxim Lifetime 2025 Portfolio III
Maxim Lifetime 2035 Portfolio I
Maxim Lifetime 2035 Portfolio II
Maxim Lifetime 2035 Portfolio III
Maxim Lifetime 2045 Portfolio I
Maxim Lifetime 2045 Portfolio II
Maxim Lifetime 2045 Portfolio III
Maxim Lifetime 2055 Portfolio I
Maxim Lifetime 2055 Portfolio II
Maxim Lifetime 2055 Portfolio III

Very truly yours,



Michele Hansen
Partner




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of the Maxim Series Fund, Inc.:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940 that Maxim Stock
Index Portfolio, Maxim Index 600 Portfolio, Maxim S&P 500 Index
Portfolio, Maxim Aggressive Profile I Portfolio, Maxim Conservative
Profile I Portfolio, Maxim Moderate Profile I Portfolio, Maxim
Moderately Aggressive Profile I Portfolio, Maxim Moderately
Conservative Profile I Portfolio, Maxim Aggressive Profile II
Portfolio, Maxim Conservative Profile II Portfolio, Maxim Moderate
Profile II Portfolio, Maxim Moderately Aggressive Profile II
Portfolio, Maxim Moderately Conservative Profile II Portfolio,
Maxim SecureFoundationSM Balanced Portfolio, Maxim
SecureFoundationSM Lifetime 2015 Portfolio, Maxim
SecureFoundationSM Lifetime 2025 Portfolio, Maxim
SecureFoundationSM Lifetime 2035 Portfolio, Maxim
SecureFoundationSM Lifetime 2045 Portfolio, Maxim
SecureFoundationSM Lifetime 2055 Portfolio, Maxim Lifetime 2015
Portfolio I, Maxim Lifetime 2015 Portfolio II, Maxim Lifetime 2015 Portfolio III, Maxim Lifetime 2025 Portfolio I, Maxim Lifetime 2025 Portfolio II, Maxim Lifetime 2025 Portfolio III, Maxim Lifetime
2035 Portfolio I, Maxim Lifetime 2035 Portfolio II, Maxim Lifetime
2035 Portfolio III, Maxim Lifetime 2045 Portfolio I, Maxim Lifetime
2045 Portfolio II, Maxim Lifetime 2045 Portfolio III, Maxim
Lifetime 2055 Portfolio I, Maxim Lifetime 2055 Portfolio II, and
Maxim Lifetime 2055 Portfolio III (each a "Portfolio, collectively the "Portfolios") of the Maxim Series Fund, Inc. (the "Fund")
complied with the requirements of subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of 1940 as of December 31,
2010.  Management is responsible for each Portfolio's compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about each Portfolio's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting Oversight
Board (United States), and accordingly, included examining, on a test basis, evidence about each Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2010, and with respect to agreement of security purchases and sales, for the period from April 30, 2010 (the date of our last examination)
through December 31, 2010:
1.	Confirmation of all securities held by the Depository Trust Company in book entry form;
2.	Reconciliation of all such securities to the books and records of each Portfolio and the Bank of New York (the "Custodian");
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and
4.	Agreement of one security purchase and one security sale or
maturity since our last report from the books and records of each of the Portfolios to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Portfolio's compliance with specified requirements.
In our opinion, management's assertion that each of the Portfolios of the Maxim Series Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2010, with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of Maxim Series Fund, Inc.
and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

July 15, 2011


MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of Maxim Stock Index Portfolio, Maxim Index 600 Portfolio, Maxim S&P 500 Index Portfolio, Maxim Aggressive Profile I Portfolio, Maxim Conservative Profile I Portfolio, Maxim Moderate Profile I Portfolio, Maxim Moderately Aggressive Profile I Portfolio, Maxim Moderately Conservative Profile I Portfolio, Maxim Aggressive Profile II Portfolio, Maxim Conservative Profile II Portfolio, Maxim Moderate Profile II Portfolio, Maxim Moderately Aggressive Profile II Portfolio, Maxim Moderately Conservative Profile II Portfolio, Maxim SecureFoundationSM Balanced Portfolio, Maxim SecureFoundationSM Lifetime 2015 Portfolio, Maxim SecureFoundationSM Lifetime 2025 Portfolio, Maxim SecureFoundationSM Lifetime 2035 Portfolio, Maxim SecureFoundationSM Lifetime 2045 Portfolio, Maxim SecureFoundationSM Lifetime 2055 Portfolio, Maxim Lifetime 2015 Portfolio I, Maxim Lifetime 2015 Portfolio II, Maxim Lifetime 2015 Portfolio III, Maxim Lifetime 2025 Portfolio I, Maxim Lifetime 2025 Portfolio II, Maxim Lifetime 2025 Portfolio III, Maxim Lifetime 2035 Portfolio I, Maxim Lifetime 2035 Portfolio II, Maxim Lifetime 2035 Portfolio III, Maxim Lifetime 2045 Portfolio I, Maxim Lifetime 2045 Portfolio II, Maxim Lifetime 2045 Portfolio III, Maxim Lifetime 2055 Portfolio I, Maxim Lifetime 2055 Portfolio II, and Maxim Lifetime 2055 Portfolio III (each a "Portfolio, collectively the "Portfolios") of the Maxim Series Fund, Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of each of the Portfolios' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of December 31, 2010 and from April 30, 2010 (the date of our last examination) through December 31, 2010.
Based on this evaluation, we assert that each of the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2010, and from April 30, 2010 (the date of our last examination) through December 31, 2010, with respect to securities reflected in the investment accounts of the Fund.
Maxim Series Fund, Inc.
By:


______________________________
Mitchell Graye
President


______________________________
Mary Maiers
Treasurer
July 15, 2011